Exhibit 99.1

NEWS RELEASE

October 19, 2006	Release 27-06

EUROZINC AND LUNDIN MINING

SHAREHOLDERS APPROVE MERGER

Vancouver – EuroZinc Mining Corporation (TSX:EZM, AMEX:EZM) and Lundin Mining Corp. (TSX:LUN, OMX NORDIC LIST:LUMI) are pleased to announce that the planned merger of the two companies was approved by shareholders of both companies at separate meetings today.

The merger will receive final review by the British Columbia Supreme Court in Vancouver on Tuesday, October 24, 2006 and is expected to be completed by the end of October at which time EuroZinc will cease trading on the TSX and AMEX Exchanges. The transaction, announced on August 21, 2006, will create a premier, diversified copper and zinc producer to be called Lundin Mining Corporation. It will have a market capitalization of approximately C$3.2 billion and four profitable operating mines in Portugal, Sweden and Ireland. A fifth mine, Aljustrel in Portugal, is scheduled to commence production in the second half of 2007.

“The new Lundin Mining will be well positioned to create shareholder value with excellent producing properties, significant exploration opportunities and a strong balance sheet,” said Colin K. Benner, Vice-Chairman and Chief Executive Officer of EuroZinc and the designated Vice Chairman and Chief Executive Officer of the combined company. “We expect to move quickly to take advantage of our development and exploration prospects. We will also look for acquisitions to further enhance our business.”

“This successful merger has created the premier intermediate base metals company backed by an exceptionally strong balance sheet. This initiative is part of our long term strategy to create the world’s leading mining company”, commented Karl-Axel Waplan, President and Chief Executive Officer of Lundin Mining and the designated President and Chief Operating Officer of the combined company.

At the EuroZinc meeting, the resolution on the Plan of Arrangement was approved by 85.82 percent of the votes cast. A total of 310,831,659 votes were cast in favour while 51,366,579 votes were opposed and none abstained.  The vote in favour exceeded the minimum threshold of 66 2⁄3 percent required for the merger to proceed.

At the Lundin Mining meeting, the resolution on the merger Plan of Arrangement was approved by 99.99% percent of the votes cast. A total of 19,703,391 votes were cast in favour while 1,547 votes were opposed and none abstained. The vote in favour exceeded the minimum threshold of 50.1 percent required for the merger to proceed.

For further information please contact:

EuroZinc Mining Corporation

Colin K. Benner

Ron Ewing

Vice Chairman and Chief Executive Officer

Executive Vice President, Corporate Affairs

Tel: +1 604 681 1337

Fax: +1 604 681 1339

Toll Free: +1 866 571 MINE

Lundin Mining Corporation

Karl-Axel Waplan

Catarina Ihre

President and Chief Executive Officer

Investor Relations (Europe)

Tel: +46 (0)8 5450 7470

Fax: +46 (0)8 5450 7471

Cell: +46 70 510 4239 (Karl-Axel Waplan)

Cell: +46 70 607 9263 (Catarina Ihre)

Sophia Shane

Investor Relations (North America)

Tel: +1 604 689 7842

About EuroZinc:

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally. EuroZinc owns and operates the Neves-Corvo copper/zinc mine and is developing the Aljustrel zinc/lead/silver mine. Both mines are located in southern Portugal and are approximately 40 km apart. The Aljustrel mine is expected to be in production during the second half of 2007 and in full production by the second half of 2008.  The company has significant holdings of explorations concessions on the Iberian Pyrite Belt in Portugal and is actively exploring on these concessions.  EuroZinc’s head office is in Vancouver, Canada where the executive management team is also located.  EuroZinc's shares are listed on the Toronto Stock Exchange and the American Stock Exchange, both under the ticker "EZM".

About Lundin Mining:

Lundin Mining is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally. Lundin Mining owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange, under the ticker "LUN" and its SDRs on the Stockholm Stock Exchange under the ticker "LUMI".

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. In addition, there are no assurances that the merger described herein will be completed on the terms described herein or that the merger will be completed on time or at all, and may be more costly than anticipated. The benefits of the merger may not be realized, on time, to the extent expected, or at all, and the combined company may not be successful in pursuing future growth.

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EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com